SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 24, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .

SIGNATURES
Infineon reports results for the first quarter of the 2006 financial year
FINANCIAL INFORMATION

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 24, 2006, announcing the Company’s results for the first quarter of financial year 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 24, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

Infineon reports results for the first quarter of the 2006 financial year
•	First quarter revenues were Euro 1.67 billion, down 3 percent sequentially, reflecting decreased revenues in the Memory Products segment, mainly due to a significant decrease in average selling prices.

•	First quarter EBIT loss increased to Euro 122 million from an EBIT loss of Euro 43 million in the prior quarter. This primarily reflects an EBIT decrease in the Memory Products segment as a result of the strong decline in average selling prices. Combined, the logic segments posted positive EBIT.

•	Net loss in the first quarter was Euro 183 million compared to a net loss of Euro 100 million in the prior quarter.

	3 months ended	3 months ended	+/– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	1,674	1,731	–3%	1,816	–8%
EBIT	(122)	(43)	– – –	211	– – –
Net income (loss)	(183)	(100)	–83%	142	– – –
Earnings (loss) per share (in Euro)	(0.25)	(0.14)	–79%	0.19	– – –

Munich, Germany, January 24, 2006 — For the first quarter of the 2006 financial year, Infineon Technologies AG (FSE/NYSE:IFX) reported a decrease in revenues compared to the prior quarter, primarily driven by a strong decrease in average selling prices of DDR2 memories in the Memory Products segment. Revenues in the Automotive, Industrial and Multimarket segment as well as in the Communication segment increased sequentially.
The EBIT loss in the first quarter of the 2006 financial year increased sequentially, driven primarily by weaker results in the Memory Products segment as a consequence of the strong decrease in average selling prices and higher cost-per-bit. In total, the logic segments achieved positive EBIT.

EBIT in the Automotive, Industrial and Multimarket segment increased significantly quarter-over-quarter mainly due to higher EBIT in the automotive business and a reduced EBIT loss in the security and chip-card business. In the company’s Communication segment, the EBIT loss decreased significantly in the first quarter. This was due to impairment charges of Euro 14 million in the fourth quarter of the 2005 financial year that did not recur in the first quarter of the 2006 financial year. In addition, the segment’s EBIT loss was positively influenced by increased sales and a further optimization of research and development expenditures.
“We are on track with our restructuring measures. In our segment Communication, and in our security and chipcard business, we were able to reduce the EBIT loss in the first quarter, leading to a combined positive EBIT of the logic segments,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG.
Outlook for the second quarter of the 2006 financial year
In the second quarter of the 2006 financial year, Infineon expects combined revenues in the logic segments to remain broadly stable and EBIT to decline compared to the first quarter. In its Memory Products segment, the company expects to increase its bit production by more than 20 percent based on additional capacities. Infineon will continue the phase-out of production at its Munich-Perlach facility, construction of its new production site in Kulim, Malaysia, and ramp-up of its 300-millimeter production facility in Richmond. Additional details concerning the outlook can be found in the segments’ section.
Segments’ 2006 first quarter performance and outlook
Following a reorganization of its segment structure, Infineon began to report its results of operations in accordance with this new organizational structure during the second quarter of the 2005 financial year. The former mobile business and the Wireline Communication segment were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the company’s security and chip-card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment. The results of operations of all periods presented have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
Automotive, Industrial and Multimarket

	3 months ended	3 months ended	+/– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	652	626	+4%	631	+3%
EBIT	51	27	+89%	48	+6%

In the first quarter of the 2006 financial year, revenues in the Automotive, Industrial and Multimarket segment increased compared to the previous quarter, mainly due to increased sales in the automotive business, in particular in automotive power products, and due to typically high seasonal sales in power management semiconductors and the ASIC & Design Solutions business. In the security and chip-card business, revenues decreased, as anticipated, mainly due to continued strong price declines. EBIT in the Automotive, Industrial and Multimarket segment increased significantly quarter-over-quarter, driven mainly by increased EBIT in the automotive business and cost management measures. Despite continued price declines, the EBIT loss in the security and chip-card business decreased due to a reduction of fixed costs, improved cost structure and product mix.
Automotive, Industrial and Multimarket’s outlook for the second quarter of the 2006 financial year
Infineon expects the Automotive, Industrial and Multimarket segment’s revenues to increase slightly in the second quarter of the 2006 financial year, and anticipates a decline in EBIT compared to the first quarter. The company expects increased revenues in its automotive and security and chip-card businesses, but a seasonal decline in demand for industrial semiconductors. The EBIT decline in the second quarter is expected to be primarily driven by a planned increase in research and development expenses for automotive as well as a seasonal decline in the industrial power management and ASIC & Design Solutions businesses, which are to some extent related to the computing and consumer segment. In addition, the segment’s EBIT will continue to be impacted by planned expenses for the phase-out of production at the Munich-Perlach facility and by increasing start-up costs for the new production site in Kulim, Malaysia.
Communication

	3 months ended	3 months ended	+/– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	334	331	+1%	414	–19%
EBIT	(21)	(46)	+54%	(19)	–11%

In the Communication segment, revenues increased slightly compared to the previous quarter, primarily due to strength in demand for radio-frequency transceiver and broadband-access solutions. The EBIT loss decreased significantly compared to the previous quarter. This was due to impairment charges of Euro 14 million occurring in the fourth quarter of the 2005 financial year that did not recur in the first quarter of the 2006 financial year. In addition, the segment’s EBIT loss was positively influenced by slightly higher sales, in particular radio-frequency transceivers and broadband access devices, and a further optimization of research and development expenditures. The company’s wireline broadband-access business continued to be profitable in the first quarter.
Communication’s outlook for the second quarter of the 2006 financial year
In the second quarter of the 2006 financial year, the company expects revenues of its Communication segment to decline compared to the first quarter due to seasonal weakness in the wireless industry. The company expects the segment’s EBIT loss to increase in the second quarter, as previously implemented improvements of cost structures leave operating results to be driven predominantly by revenue development.
Memory Products

	3 months ended	3 months ended	+/– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	678	768	–12%	766	–11%
EBIT	(118)	34	– – –	196	– – –

In the first quarter of the 2006 financial year, revenues in the Memory Products segment decreased sequentially, mainly due to a strong decrease in average selling prices of DDR2 memories, to which Infineon has a relatively high exposure. In addition, the company deliberately limited shipments of DDR2 products, as a reaction to the considerable price decline and weak demand.
As a result of the strong decrease in average selling prices, EBIT in the first quarter decreased significantly compared to the previous quarter. Cost-per-bit increased temporarily due to increased research and development expenses and higher manufacturing costs associated with the ramp-up of the production facility in Richmond, and product diversification.
Memory Products’ outlook for the second quarter of the 2006 financial year
In the second quarter of the 2006 financial year, Infineon expects to increase its bit production by more than 20 percent based on additional capacities at its 300-millimeter production facility in Richmond and from silicon foundries. The company also anticipates higher bit shipments than in the previous quarter.

Other Operating Segments

	3 months ended	3 months ended	+/– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	2	2	0%	3	–33%
EBIT	0	(12)	+ + +	(2)	+ + +

EBIT in the first quarter of the 2006 financial year improved compared to the fourth quarter of the 2005 financial year, mainly due to the non-recurrence of impairment charges of Euro 10 million incurred in the fourth quarter of the 2005 financial year.
Corporate and Reconciliation

	3 months ended	3 months ended	+ /– in %	3 months ended	+/– in %
In Euro million	Dec 31, 2005	Sep 30, 2005	sequential	Dec 31, 2004	year-on-year

Revenues	8	4	+100%	2	+ + +
EBIT	(34)	(46)	+26%	(12)	– – –

Sequential EBIT loss decreased in the first quarter of the 2006 financial year. During the first quarter, Infineon began to expense the cost of share-based compensation, which aggregated to Euro 7 million. Previous quarter EBIT had been negatively impacted by charges resulting primarily from the restructuring activities in connection with the planned phase-out of production at the Munich-Perlach facility.
For major business highlights of Infineon’s segments in the first quarter of the 2006 financial year, click http://www.infineon.com/news/.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended
in Euro million	Dec 31, 04	Sep 30, 05	Dec 31, 05

Net sales	1,816	1,731	1,674
Cost of goods sold	(1,115)	(1,273)	(1,350)

Gross profit	701	458	324

Research and development expenses	(329)	(290)	(311)
Selling, general and administrative expenses	(162)	(172)	(173)
Restructuring charges	(2)	(23)	(2)
Other operating income (expense), net	6	(33)	—

Operating income (loss)	214	(60)	(162)

Interest (expense) income, net	5	(23)	(21)
Equity in earnings (losses) of associated companies, net	1	13	17
Other (expense) income, net	(10)	5	24
Minority interests	6	(1)	(1)

Income (loss) before income taxes	216	(66)	(143)

Income tax expense	(74)	(34)	(40)

Net income (loss)	142	(100)	(183)

Earnings (loss) per share (EPS)
Shares in million

Weighted average shares outstanding — basic	748	748	748

Weighted average shares outstanding — diluted	748	748	748

Earnings (loss) per share — basic and diluted (in Euro)	0.19	(0.14)	(0.25)

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon’s management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments.
EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 04	Sep 30, 05	Dec 31, 05

Net income (loss)	142	(100)	(183)
— Income tax expense	74	34	40
— Interest expense (income), net	(5)	23	21

EBIT	211	(43)	(122)

Segment Results

	3 months ended			3 months ended
Net sales in Euro million	Dec 31, 04*	Dec 31, 05	+/– in %	Sep 30, 05	Dec 31, 05	+/– in %

Automotive, Industrial and Multimarket	631	652	3	626	652	4
Communication	414	334	(19)	331	334	1
Memory Products	766	678	(11)	768	678	(12)
Other Operating Segments	3	2	(33)	2	2	0
Corporate and Reconciliation	2	8	+++	4	8	100

Infineon consolidated	1,816	1,674	(8)	1,731	1,674	(3)

	3 months ended			3 months ended
EBIT in Euro million	Dec 31, 04*	Dec 31, 05	+/– in %	Sep 30, 05	Dec 31, 05	+/– in %

Automotive, Industrial and Multimarket	48	51	6	27	51	89
Communication	(19)	(21)	(11)	(46)	(21)	54
Memory Products	196	(118)	– – –	34	(118)	– – –
Other Operating Segments	(2)	—	+++	(12)	—	+++
Corporate and Reconciliation	(12)	(34)	– – –	(46)	(34)	26

Infineon consolidated	211	(122)	– – –	(43)	(122)	– – –

*	Prior period segment results have been reclassified to be consistent with the current period presentation and organizational structure.
Regional Sales Development

	3 months ended
Regional sales in %	Dec 31, 04	Sep 30, 05	Dec 31, 05

Germany	21%	18%	19%
Other Europe	17%	17%	17%
North America	19%	24%	22%
Asia / Pacific	37%	34%	35%
Japan	4%	5%	5%
Other	2%	2%	2%

Total	100%	100%	100%

Europe	38%	35%	36%

Outside-Europe	62%	65%	64%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 05	Dec 31, 05

Assets
Current assets:
Cash and cash equivalents	1,148	1,138
Marketable securities	858	749
Trade accounts receivable, net	952	900
Inventories	1,022	1,173
Deferred income taxes	125	127
Other current assets	469	507

Total current assets	4,574	4,594

Property, plant and equipment, net	3,751	4,048
Long-term investments, net	779	566
Restricted cash	88	88
Deferred income taxes	550	522
Other assets	542	488

Total assets	10,284	10,306

in Euro million	Sep 30, 05	Dec 31, 05

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	99	99
Trade accounts payable	1,069	1,125
Accrued liabilities	497	533
Deferred income taxes	17	23
Other current liabilities	700	623

Total current liabilities	2,382	2,403

Long-term debt	1,566	1,627
Deferred income taxes	65	53
Other liabilities	642	785

Total liabilities	4,655	4,868

Total shareholders’ equity	5,629	5,438

Total liabilities and shareholders’ equity	10,284	10,306

Condensed Consolidated Statements of Cash Flows

	3 months ended
in Euro million	Dec 31, 04	Sep 30, 05	Dec 31, 05

Net cash provided by operating activities	423	250	102

Net cash (used in) provided by investing activities	(110)	348	(168)

Net cash provided by (used in) financing activities	36	(368)	56

Net increase (decrease) in cash and cash equivalents	349	230	(10)

Depreciation and amortization	334	339	338

Purchases of property, plant and equipment	(456)	(233)	(405)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Dec 31, 04	Sep 30, 05	Dec 31, 05

Cash and cash equivalents	957	1,148	1,138
Marketable securities	1,572	858	749

Gross Cash Position	2,529	2,006	1,887

Less: short-term debt	551	99	99
long-term debt	1,487	1,566	1,627

Net Cash Position	491	341	161

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended
in Euro million	Dec 31, 04	Sep 30, 05	Dec 31, 05

Net cash provided by operating activities	423	250	102
Net cash (used in) provided by investing activities	(110)	348	(168)
Thereof: Purchase (sale) of marketable securities, net	(370)	(613)	(109)

Free cash flow	(57)	(15)	(175)

Employee Data	Sep 30, 05	Dec 31, 05

Infineon worldwide	36,440	40,673
Thereof: Research and Development	7,401	7,632

Analyst and press telephone conferences
Infineon Technologies AG will host a telephone conference (in English only) with analysts and investors on January 24, 2006, 10:00 a.m. Central European Standard Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the first quarter of the 2006 financial year. In addition, the Infineon Management Board will conduct a telephone conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on the Infineon web site at http://www.infineon.com.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward -looking statements. Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.
For the Finance and Business Press: INFXX200601.030e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 2066 / 9554534	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com